VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention: Marc Thomas and Cara Lubit

October 11, 2022

Re: Customers Bancorp, Inc.
File No. 001-35542

Dear Mr. Thomas and Ms. Lubit:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated September 23, 2022 (the “Comment Letter”) regarding Customers Bancorp, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2021 and Form 10-Q for the Quarterly Period Ended June 30, 2022. As discussed with Mr. Thomas via telephone on October 11, 2022, we are respectfully requesting an extension of time to respond to the Comment Letter until the close of business on October 28, 2022.

If you have any questions regarding this extension request, please contact me at (484) 923-8802.

Sincerely,

/s/ Carla A. Leibold
Carla A. Leibold
Executive Vice President – Chief Financial Officer
701 Reading Avenue
West Reading, PA 19611
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